

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

<u>Via E-mail</u>
Michael V. Shustek
MVP REIT, Inc.
8880 west Sunset Road, Suite 220
Las Vegas, Nevada 89148

>   **Re: MVP REIT, Inc.**
>   **Sales Literature**
>   **Submitted August 13, 2012 and August 16, 2012**
>   **File No. 333-180741**

Dear Mr. Shustek:

We have reviewed your revised sales literature submitted August 13, 2012 and August 16, 2012 and have the following comments.

Please respond to this letter by amending your sales literature and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please represent that all sales literature materials will be accompanied or preceded by a prospectus.

2.   We note your use of NAREIT and NCREIF data throughout your sales literature materials, such as the chart entitled, "Real Estate Returns vs. Inflation" on the last page of your brochure and the slide entitled, "Impact of Real Estate Investment" in the PowerPoint presentation. Given the significant differences between your proposed portfolio and the indices shown, please explain to us why you believe it is appropriate to include these returns in your sales materials.

3.   Refer to the comment above. To the extent that you find it appropriate to continue to include NCREIF data, please expand your disclosure to clarify that NCREIF reflects the returns of a very large pool of individual commercial real estate properties and that it is a blended portfolio of institutional quality real estate. Please further clarify that NCREIF does not reflect loans or other real-estate related assets.

4.   Please only include photographs of specific buildings that are owned by prior programs and clearly indicate that the photographs of the buildings displayed are not owned by the registrant but by affiliates of the registrant. If such buildings are not owned by prior programs, please remove the photographs from the sales literature materials.

5.   We note your use of the Moody/REAL Commercial Property Price Index (CPPI) throughout your sales literature materials. Please update the information to a more current date.

Sales Literature Submitted August 13, 2012

Brochure describing MVP REIT

6.   Please refer to the section of the brochure entitles, "Diversification and Balance." Please advise as to when you expect to use this material in your selling efforts. To the extent that you intend to use the material prior to acquiring assets, please revise to clarify that you do not currently have a diverse portfolio.

Investor Highlight Sheet

7.   Please explain to us why you believe it is appropriate to state that you will provide investors with "steady" distributions or revise to remove the disclosure.

Executive Officer and Director Summary

8.   Please revise Mr. Shustek's biographical information so that it is consistent with the biographical information contained in the prospectus.

Pull Up Banners 1 and 2

9.   In each banner, please revise to highlight the following risks related to your offering: (1) you have no assets; (2) distributions are not guaranteed; and (3) there is limited liquidity.

Sales Literature Submitted August 16, 2012

Seminar Advertisements

10.   In each advertisement, please revise to highlight the following risks related to your offering: (1) your have no assets; (2) distributions are not guaranteed; and (3) there is limited liquidity.

PowerPoint Presentation

11.   Please refer to the slide entitled, "MVP REIT Target Distributions," and remove the targeted annualized distribution rate.

12.   Please refer to the slide that discusses your repurchase program. Please disclose that the board may amend, suspend or terminate the program at any time.

13.   Please refer to the slide entitled, "Exit Strategy." Please revise to clarify that a liquidity event is not guaranteed and may be postponed.

Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Hillel T. Cohn